CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2010		2009		2008		2007		2006
Earnings from continuing operations	$255,391		$106,308		$102,141		$151,789		$74,670
Equity (income) loss and dividends from investees	(38,849)		19,023		10,648		(84,327)		6,201
Income tax expense	142,498		9,579		18,457		70,772		42,049
Earnings from continuing operations before income taxes	$359,040		$134,910		$131,246		$138,234		$122,920
Fixed charges:
Interest, long-term debt	$77,869		$65,636		$53,969		$39,903		$40,138
Interest, other (including interest on short-term debt)	19,456		9,695		15,831		9,236		5,111
Amortization of debt expense, premium, net	3,014		1,897		2,242		1,972		1,867
Portion of rentals representative of an interest factor	431		536		523		558		506
Interest of capitalized lease	3,972		1,545		-		-		-
Total fixed charges	$104,742		$79,309		$72,565		$51,669		$47,622
Earnings from continuing operations before income taxes	$359,040		$134,910		$131,246		$138,234		$122,920
Plus: total fixed charges from above	104,742		79,309		72,565		51,669		47,622
Plus: amortization of capitalized interest	545		407		407		407		407
Earnings from continuing operations before income taxes and fixed charges	$464,327		$214,626		$204,218		$190,310		$170,949
Ratio of earnings to fixed charges	4.43	X	2.71	X	2.81	X	3.68	X	3.59	X
Total fixed charges from above	$104,742		$79,309		$72,565		$51,669		$47,622
Preferred stock dividends	72		50		55		480		1,772
Total fixed charges and preferred stock dividends	$104,814		$79,359		$72,620		$52,149		$49,394
Ratio of earnings to combined fixed charges
and preferred stock dividends	4.43	X	2.70	X	2.81	X	3.65	X	3.46	X